UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 23, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Signature page

KEY FIGURES Q1 20131,2

preliminary and unaudited; in millions of €, except where otherwise stated

VOLUME	Q1 2013	Q1 2012	Actual	% Change Adjusted[3]
Continuing operations
Orders	19,141	19,792	(3)%	(5)%
Revenue	18,128	17,856	2%	(1)%

EARNINGS	Q1 2013	Q1 2012		% Change
Total Sectors
Adjusted EBITDA	2,194	2,043		7%
Total Sectors profit	1,698	1,627		4%
in % of revenue (Total Sectors)	9.3%	9.0%
Continuing operations
Adjusted EBITDA	2,285	2,127		7%
Income from continuing operations	1,295	1,314		(1)%
Basic earnings per share (in €)[4]	1.52	1.48		2%
Continuing and discontinued operations
Net income	1,214	1,383		(12)%
Basic earnings per share (in €)[4]	1.42	1.56		(9)%

CAPITAL EFFICIENCY	Q1 2013		Q1 2012
Continuing operations
Return on capital employed (ROCE) (adjusted)	16.7%		18.7%

CASH PERFORMANCE	Q1 2013		Q1 2012
Continuing operations
Free cash flow	(1,435)		(956)
Cash conversion rate	(1.11)		(0.73)
Continuing and discontinued operations
Free cash flow	(1,395)		(1,204)
Cash conversion rate	(1.15)		(0.87)

LIQUIDITY AND CAPITAL STRUCTURE	December 31, 2012		September 30, 2012
Cash and cash equivalents	7,823		10,891
Total equity (Shareholders of Siemens AG)	30,025		30,855
Net debt	12,020		9,292
Adjusted industrial net debt	5,220		2,271

	December 31, 2012		September 30, 2012
EMPLOYEES (IN THOUSANDS)	Continuing operations	Total[6]	Continuing operations	Total[6]
Employees	365	405	370	410
Germany	119	129	119	130
Outside Germany	247	275	250	280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow and cash conversion rate; Adjusted EBITDA; Net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP

2	October 1, 2012 – December 31, 2012.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share — attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 845,527 and 875,421 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of December 31, 2012 and 2011 by adjusted EBITDA.

6	Continuing and discontinued operations.

Earnings Release Q1 2013

October 1 to December 31, 2012

Munich, Germany, January 23, 2013

Solid start to fiscal 2013

Peter Löscher, President and Chief Executive Officer of Siemens AG

“In an uncertain economic environment, we got off to a solid start in fiscal 2013. For the rest of the year as well, we don’t expect any tailwinds from the global economy to help us reach our ambitious goals. Our full attention is on implementing our Siemens 2014 program.”

Financial Highlights:*

•

Revenue for the first quarter rose 2%, to €18.128 billion, supported by 4% growth in emerging markets. Organic revenue, excluding currency translation and portfolio effects, was 1% lower year-over-year.

•

Orders came in at €19.141 billion, 3% below the prior-year period. On an organic basis, orders declined 5%. The book-to-bill ratio was 1.06, and Siemens’ order backlog stood at €97 billion at the end of the first quarter.

•

Total Sectors Profit rose 4%, to €1.698 billion, on higher profit in the Energy and Healthcare Sectors. Income from continuing operations came in slightly lower year-over-year, at €1.295 billion, while corresponding basic EPS rose to €1.52.

•	Net income declined to €1.214 billion, with corresponding basic EPS of €1.42.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities	13

Notes and Forward– Looking Statements	14
*	Siemens’ solar business was classified as discontinued operations, effective during the fourth quarter of fiscal 2012, and Siemens adopted accounting standard IAS 19R (Employee Benefits) as of the beginning of fiscal 2013. Prior-period results are presented on a comparable basis.

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Oliver Santen

Phone: +49 89 636-36669

E-mail: oliver.santen@siemens.com

Siemens AG,

80333 Munich, Germany

Siemens      2

Orders and Revenue

Revenue stable, book to bill above 1

Revenue rose 2% in the first quarter compared to the prior-year period, supported by Siemens’ order backlog (defined as the sum of the order backlogs of the Sectors). In part due to macroeconomic uncertainty that affected investment sentiment, orders declined 3% year-over-year. On a comparable basis, excluding currency translation and portfolio effects, revenue was 1% lower and orders declined 5% year-over-year. While the book-to-bill ratio for Siemens was 1.06, the order backlog declined to €97 billion due to negative currency translation effects in the current quarter.

Emerging markets

support revenue growth

Energy, Healthcare and Infrastructure & Cities reported higher first-quarter revenue compared to a year earlier, while Industry posted a slight decline. Revenue growth in the Americas more than offset slight declines in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) and in the Asia, Australia region. Emerging markets on a global basis grew 4% year-over-year, and accounted for €5.983 billion, or 33%, of total revenue for the quarter.

Market conditions hold back order intake

A number of market factors reduced business confidence and capital expenditures in the first quarter. While Energy and Healthcare kept orders stable year-over-year, Industry saw reduced demand in its short-cycle businesses and posted lower orders for the first quarter. Orders at Infrastructure & Cities came in below the prior-year level, which included a higher volume from large orders. On a geographic basis, orders declined in the Americas and Asia, Australia. Emerging markets on a global basis were down 5% year-over-year and accounted for €6.849 billion, or 36%, of total orders for the quarter.

Book-to-Bill ratio

1.11
0.93
0.91
0.99
1.06
19,792 17,856
17,857 19,235
17,769 19,502
21,495 21,703
19,141 18,128
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Figures in millions of €

● Orders ● Revenue ● Book-to-Bill ratio

Orders & Revenue

(5)%
(3)%
(6)%
(5)%
(1)%
2%
3%
4%
19,792 19,141
7,192 6,849
17,856 18,128
5,744 5,983
Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

● Q1 2012 ● Q1 2013 ○ Actual change
● Adjusted change (excluding currency translation and portfolio effects).

Orders & Revenue by Region

Orders
(2)%
0%
8%
8%
(10)%
(8)%
(26)%
(24)%
(5)%
(3)%
9%
11%
9,839 9,792
2,623 2,826
5,994 5,524
4,567 3,492
3,959 3,825
1,380 1,538
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
Revenue
(2)%
(1)%
(7)%
(7)%
5%
7%
(1)%
2%
(3)%
(1)%
(10)%
(8)%
9,511 9,451
2,761 2,567
4,910 5,276
3,633 3,694
3,436 3,402
1,448 1,337
Figures in millions of €

● Q1 2012 ● Q1 2013 ○ Actual change * Commonwealth of Independent States
● Adjusted change (throughout excluding currency translation and portfolio effects).

Orders & Revenue by Sector

Orders
(3)%
(1)%
(1)%
0%
(9)%
(8)%
(9)%
(7)%
7,166 7,120
3,284 3,286
4,901 4,509
4,679 4,364
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
0%
3%
1%
3%
(3)%
(1)%
0%
2%
6,130 6,285
3,152 3,252
4,702 4,633
4,055 4,141
Figures in millions of €

● Q1 2012 ● Q1 2013 ○ Actual change
● Adjusted change

Siemens      3

Income and Profit

Healthcare and Energy drive Total Sectors profit improvement

Total Sectors profit increased to €1.698 billion from €1.627 billion in the prior-year period. The largest increase came in Healthcare, where profit climbed 38% to €503 million, due in part to continuing implementation of the Sector’s Agenda 2013 initiative. Profit in Energy rose 12% year-over-year, to €567  million, including substantially lower impacts related to grid connection projects. Industry produced profit of €500 million, below the prior-year level due mainly to market weakness particularly for certain short-cycle businesses. Profit at Infrastructure & Cities declined to €128 million in the current period, due largely to project charges of €116 million related mainly to high-speed trains. Total Sectors profit for the first quarter included charges of €50 million for the previously disclosed “Siemens 2014” productivity improvement program. All Sectors booked charges under the program, with the largest portion at Energy.

Stable income from continuing operations, higher EPS

Income from continuing operations for the first quarter declined slightly to €1.295 billion from €1.314 billion a year earlier. Corresponding basic EPS rose to €1.52 from €1.48 in the prior-year period, due to share buybacks between the periods under review.

Net income lower due to loss from discontinued operations

Net income in the current period was €1.214 billion, down from €1.383 billion a year earlier. Corresponding basic EPS declined to €1.42, down from €1.56 a year earlier. Within net income, discontinued operations was a negative €81 million, compared to a positive €70 million a year earlier. The main reason for the decline was the solar business which recorded a loss of €150 million compared to a loss of €28 million a year earlier. The larger loss year-over-year was due mainly to impairment charges of €115 million (pre-tax) in the current period. Furthermore, income from discontinued operations related to OSRAM was down to €79 million in the current period, compared to €111 million a year earlier. Reported and comparable revenue for OSRAM each declined 1% year-over year.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Weak cash performance at Total Sectors

After a strong cash performance at the end of fiscal 2012, Free cash flow at the Sector level was a negative €750  million in the first quarter, compared to a negative €71 million in the same period a year ago. The current period included substantial cash outflows relating to the build-up of operating net working capital, including significant payments of trade payables particularly in Energy. Free cash flow from continuing operations was a negative €1.435 billion, compared to a negative €956 million in the first quarter a year ago. The change year-over-year was due mainly to the weak cash performance at the Sector level.

Free cash flow from discontinued operations improved to a positive €40  million in the current quarter from a negative €247 million in the prior-year quarter. The change was due largely to a strong Free cash flow performance at OSRAM.

Pension plan underfunding remains unchanged

The estimated underfunding of Siemens’ pension plans as of December 31, 2012 amounted to €8.9 billion, unchanged from the level at the end of fiscal 2012. Siemens’ defined benefit obligation (DBO) increased in the first quarter due primarily to a decrease in the discount rate assumption as of December 31, 2012. Accrued service and interest costs also contributed to the increase in the DBO. The impact of these factors on pension plan funding was offset by a positive actual return on plan assets and employer contributions.

Sectors      5

Energy Sector

Higher profit includes sharply lower loss at Transmission

Energy reported first-quarter profit of €567  million, up 12% year-over-year. The biggest factor in the change was Power Transmission, which substantially reduced its project charges and resulting loss compared to the prior-year period. The Fossil Power Generation Division delivered another strong earnings performance and accounted for most of the Sector’s profit. Wind Power delivered a positive result compared to a loss in the prior-year period, and profit declined at Oil & Gas due to charges related to Iran.

First-quarter revenue rose 3%, supported by positive currency translation effects, including 27% growth at Wind Power and a 6% decline at Power Transmission. On a regional basis, significant revenue growth in the Americas included all Divisions, more than offsetting a moderate decline in Europe/CAME, where only Wind Power posted an increase.

Orders for the quarter decreased 1% year-over-year. While Fossil Power Generation posted 18% growth, Wind Power took in a much lower volume from large orders and Power Transmission also saw its orders fall. The regional picture for orders was mixed. Order intake increased in

Europe/CAME, on sharp rises at Fossil Power Generation and Wind Power. Power Transmission posted a substantial decline in the region. Orders declined in Asia, Australia at all Divisions, and in the Americas, where a sharp decline at Wind Power more than offset growth at other Divisions. The book-to-bill ratio for Energy was 1.13, and its order backlog was €55 billion at the end of the quarter.

Strong profit contribution, double-digit order growth

Fossil Power Generation generated profit of €507 million in the first quarter. Reported profit of €580 million in the same period a year earlier included an €87 million gain on the Division’s divestment of its joint venture stake in OAO Power Machines, partly offset by €51 million in charges related to Olkiluoto. Revenue in the current period decreased 1% and order intake was up 18%, driven by a number of large orders including a combined-cycle power plant in Germany.

Double-digit revenue growth, solid profit

First-quarter profit at Wind Power was €52  million compared to a loss a year earlier. Key factors in the change included higher revenue, positive effects related to project completions, and settlement of a claim related to an offshore wind-farm project. Revenue rose 27% compared to the first quarter a year earlier, as the Division continued to work off its order backlog in both Europe/CAME and the Americas. First-quarter orders came in 25% lower year-over-year, due in part to concerns about expiring tax incentives in the U.S. at the end of calendar 2012. A year earlier, the U.S. was a major contributor to Wind Power’s higher volume from large orders in the first quarter.

Sectors      6

Lower contribution

from Oil & Gas

First-quarter profit at Oil & Gas fell to €25 million, due in part to €46  million in charges resulting from compliance with newly enacted sanctions on Iran, primarily on its oil and gas industries. Revenue and orders for the Division were close to prior-year levels.

Loss narrows but challenges continue

Power Transmission sharply reduced its first-quarter loss compared to a year earlier. The Division took €28  million in project charges related mainly to grid connections to offshore wind-farms, compared to €203 million in project charges in the prior-year period. Profit development in the current period was held back by margin impacts related to these projects and by conversion of orders booked in prior periods with significant pricing pressure. First-quarter revenue was down 6% year-over-year, due mainly to a significant decrease in Europe/CAME. First-quarter orders came in 11% lower compared to the prior-year quarter, due in part to more selective order intake in Europe/CAME. The Division expects continuing challenges in coming quarters.

Sectors      7

Healthcare Sector

Strong profit performance, stable orders and revenue

First-quarter profit in the Healthcare Sector rose to €503 million, led by earnings performances in its imaging and therapy systems businesses. Profit development for the Sector included a more favorable business mix and improvements in cost position resulting from the Sector’s ongoing Agenda 2013 initiative. For comparison, profit of €364 million in the prior-year period included €72 million in charges for Agenda 2013.

Profit at Diagnostics rose to €111 million from €67  million in the prior-year period, benefiting from a more favorable business mix. For comparison, the prior-year period included €35  million of the Agenda 2013 charges mentioned above. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €43 million in the first quarter. A year earlier, Diagnostics recorded €42  million in PPA effects.

Revenue for the Sector rose 3% and orders were stable compared to the prior-year period. On a regional basis, growth came from Asia, Australia, led by China with double-digit increases in both revenue and orders. The book-to-bill ratio was 1.01, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Diagnostics business increased its first-quarter revenue to €961 million from €925  million a year earlier, driven by higher demand in emerging markets.

Sectors      8

Industry Sector

More challenging markets impact volume and profit development

The market environment for Industry was more challenging than a year earlier. Industry delivered first-quarter profit of €500 million compared to €556  million in the prior-year period. The decline year-over-year was due largely to the Drive Technologies Division, where weaker demand in short-cycle businesses led to a less favorable business mix. Furthermore, profit contributions from the Sector’s offerings for renewable energy were lower year-over-year.

First-quarter revenue and orders for the Sector were down 1% and 8%, respectively, including declines across its Divisions and metals technologies business. On a geographic basis, Industry recorded 2% revenue growth in the Americas region, which was more than offset by lower revenue year-over-year in Europe/CAME and Asia, Australia. Orders fell in all three reporting regions. The Sector’s book-to-bill ratio was 0.97 and its order backlog at the end of the quarter was €11 billion.

Shortly after the quarter’s end, Industry closed its acquisition of LMS International NV, which will be integrated into the Sector’s Industry Automation Division. The purchase price amounted to €0.7 billion.

Sectors      9

Strong performance in a less favorable environment

First-quarter profit for Industry Automation declined moderately on slightly lower revenue year-over-year. Orders declined 11% compared to the prior-year period, when reported orders benefited from a recognition effect related to the Division’s product lifecycle management software. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €37 million in the current quarter compared to €35 million a year earlier.

Business mix holds back profit development

Profit at Drive Technologies was €169  million in the first quarter, well below the same period a year earlier. Market conditions held back demand for the Division’s higher-margin short-cycle offerings and reduced the profit contribution from its renewable energy offerings. These factors were only partly offset by improved results in long-cycle businesses year-over-year. Revenue and orders were down 3% and 2%, respectively, for Drive Technologies overall. On a regional basis, higher revenue in the Americas could not overcome declines in other regions. Orders showed the reverse pattern, as lower orders in the Americas more than offset increases in other regions.

Sectors      10

Infrastructure & Cities Sector

Profit development

shows mixed picture

First-quarter profit at Infrastructure & Cities declined year-over-year, to €128 million. This was due mainly to the Transportation & Logistics Business, which recorded higher project charges and posted a loss. In contrast, profit increased at the Power Grid Solutions & Products Business and the Building Technologies Division.

Revenue and order development showed the same pattern. Power Grid Solutions & Products and Building Technologies delivered revenue and order growth, including increases in all three geographic regions. Transportation & Logistics posted a 2% decline in revenue and a 30% drop in orders compared to the prior-year period, which included a major order for trains. Taken together, these factors resulted in 2% revenue growth and a 7% order decline for the Sector overall. The book-to-bill ratio was 1.05 and its order backlog at the end of the quarter was €24 billion.

Sectors      11

Rolling stock delays

impact profit

The Transportation & Logistics Business posted a loss of €54 million in the first quarter compared to profit of €27 million a year earlier. The change was due mainly to higher project charges, particularly related to high-speed trains, totaling €116 million compared to €69 million in the prior-year period. In addition, the revenue mix was less favorable due to lower margins associated with large long-term contracts from prior periods, which are being converted to current business. Revenue declined slightly year-over-year. Orders came in substantially lower compared to the first quarter a year earlier, which included a major order for trains in Russia.

Revenue mix, productivity

measures drive profit

The Power Grid Solutions & Products Business posted first-quarter profit of €100 million. Major factors in the 22% increase year-over-year included successful implementation of productivity measures, higher capacity utilization and a more favorable revenue mix. Revenue growth of 6% and order growth of 14% were broad-based across the Business and on a regional basis.

Higher profit, stable

revenue and orders

First-quarter profit at Building Technologies came in at €92 million, a 9% increase compared to the prior-year period. Revenue and orders were up slightly year-over-year, including growth in all three reporting regions.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

NSN lifts profit at

Equity Investments

First-quarter profit at Equity Investments rose to €135 million from €75  million a year earlier. The increase was due mainly to Nokia Siemens Networks B.V. (NSN), which posted a profit in a strong year-end quarter. Siemens’ equity investment result related to NSN was €51  million, compared to €0 million a year earlier. NSN reported to Siemens that it took restructuring charges and associated items totaling €257 million in the current period, compared to €23 million a year earlier. Results from equity investments are expected to be volatile in coming quarters.

Solid profit performance from Financial Services

In the first quarter, Financial Services (SFS) delivered €117 million in profit (defined as income before income taxes). For comparison, higher profit in the prior-year period included a €78  million gain on the sale of a portion of

SFS’s stake in Bangalore International Airport Limited. Total assets at the end of the first quarter were nearly unchanged compared to the end of fiscal 2012. The growth strategy for SFS remains in place.

Corporate Activities        13

Corporate Activities

Higher gains from disposal of real estate

Income before income taxes at Siemens Real Estate was €45 million in the first three months of fiscal 2013, compared to €5 million in the same period a year earlier. This increase was attributable mainly to significantly higher income related to the disposal of real estate.

Corporate items and pensions stable year-over-year

Corporate items and pensions reported a loss of €166 million in the first quarter, unchanged compared to the prior-year period. The loss at Corporate items was €68 million, compared to a loss of €66 million in the same quarter a year earlier.

Centrally carried pension expense totaled €98  million in the first quarter, compared to €100 million in the prior-year period. Both periods were significantly affected by the adoption of International Accounting Standard 19 (Revised).

Reduced results from Corporate Treasury activities

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was €20 million in the first quarter, compared to €39 million in the same period a year earlier. The decrease year-over-year included lower results from Corporate Treasury activities, due mainly to lower interest income from liquidity compared to the prior-year period.

Notes and Forward-Looking Statements      14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Events.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Beginning today at 07:30 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live at www.siemens.com/pressconference.

Starting today at 08:30 a.m. CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall. Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.

Starting today at 10 a.m. CET, we will also provide a live video webcast of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm. A video of the speeches will be available after the live webcast.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €, per share amounts in €)

	2013	2012(1)
Revenue	18,128	17,856
Cost of goods sold and services rendered	(12,861)	(12,773)

Gross profit	5,267	5,083
Research and development expenses	(998)	(978)
Marketing, selling and general administrative expenses	(2,623)	(2,638)
Other operating income	139	114
Other operating expense	(138)	(101)
Income from investments accounted for using the equity method, net	194	205
Interest income	232	241
Interest expense	(189)	(194)
Other financial income (expense), net	(34)	48

Income from continuing operations before income taxes	1,850	1,780
Income taxes	(555)	(466)

Income from continuing operations	1,295	1,314
Income (loss) from discontinued operations, net of income taxes	(81)	70

Net income	1,214	1,383

Attributable to:
Non-controlling interests	16	18
Shareholders of Siemens AG	1,197	1,366
Basic earnings per share
Income from continuing operations	1.52	1.48
Income (loss) from discontinued operations	(0.10)	0.08

Net income	1.42	1.56

Diluted earnings per share
Income from continuing operations	1.50	1.47
Income (loss) from discontinued operations	(0.10)	0.08

Net income	1.40	1.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	2013	2012(1)
Net income	1,214	1,383
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	(95)	402

Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(375)	559
Available-for-sale financial assets	1	(56)
Derivative financial instruments	74	(73)

	(300)	430

Other comprehensive income, net of tax(2)	(395)	833

Total comprehensive income	818	2,215

Attributable to:
Non-controlling interests	2	28
Shareholders of Siemens AG	817	2,188

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Includes income (expense) resulting from investments accounted for using the equity method of €(66) million and €(31) million, respectively, for the three months ended December 31, 2012 and 2011 of which €(59) million and €(42) million, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2012 (preliminary and unaudited) and September 30, 2012

(in millions of €)

	12/31/12	9/30/12 (1)
ASSETS
Current assets
Cash and cash equivalents	7,823	10,891
Available-for-sale financial assets	517	524
Trade and other receivables	15,688	15,220
Other current financial assets	2,814	2,901
Inventories	15,987	15,679
Income tax receivables	804	836
Other current assets	1,343	1,277
Assets classified as held for disposal	4,638	4,799

Total current assets	49,615	52,128

Goodwill	16,831	17,069
Other intangible assets	4,402	4,595
Property, plant and equipment	10,583	10,763
Investments accounted for using the equity method	4,586	4,436
Other financial assets	14,702	14,666
Deferred tax assets	3,352	3,748
Other assets	907	846

Total assets	104,977	108,251

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,709	3,826
Trade payables	6,452	8,036
Other current financial liabilities	1,829	1,460
Current provisions	4,637	4,750
Income tax payables	2,262	2,204
Other current liabilities	19,542	20,302
Liabilities associated with assets classified as held for disposal	2,053	2,049

Total current liabilities	40,483	42,627

Long-term debt	16,651	16,880
Pension plans and similar commitments	9,856	9,801
Deferred tax liabilities	517	494
Provisions	3,904	3,908
Other financial liabilities	965	1,083
Other liabilities	2,050	2,034

Total liabilities	74,426	76,827

Equity
Common stock, no par value (2)	2,643	2,643
Additional paid-in capital	5,610	6,173
Retained earnings	23,954	22,877
Other components of equity	773	1,058
Treasury shares, at cost (3)	(2,955)	(1,897)

Total equity attributable to shareholders of Siemens AG	30,025	30,855

Non-controlling interests	526	569

Total equity	30,551	31,424

Total liabilities and equity	104,977	108,251

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively.

Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	38,250,330 and 24,725,674 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	2013	2012 (1)
Cash flows from operating activities
Net income	1,214	1,383
Adjustments to reconcile net income to cash provided by (used in) operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	81	(70)
Amortization, depreciation and impairments	638	647
Income taxes	555	466
Interest (income) expense, net	(43)	(46)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(30)	(12)
(Gains) losses on sales of investments, net (2)	(6)	(176)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	—
(Income) losses from investments (2)	(182)	(123)
Other non-cash (income) expenses	129	(95)
Change in assets and liabilities
(Increase) decrease in inventories	(439)	(775)
(Increase) decrease in trade and other receivables	(666)	(875)
Increase (decrease) in trade payables	(1,495)	(658)
Change in other assets and liabilities	(391)	(71)
Additions to assets held for rental in operating leases	(92)	(101)
Income taxes paid	(569)	(233)
Dividends received	25	8
Interest received	215	216

Net cash provided by (used in) operating activities — continuing operations	(1,057)	(514)
Net cash provided by (used in) operating activities — discontinued operations	81	(204)

Net cash provided by (used in) operating activities — continuing and discontinued operations	(976)	(718)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(378)	(442)
Acquisitions, net of cash acquired	(29)	(264)
Purchases of investments (2)	(85)	(97)
Purchases of current available-for-sale financial assets	(6)	(8)
(Increase) decrease in receivables from financing activities	(119)	(1,009)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (2)	58	354
Proceeds and (payments) from disposals of businesses	(41)	(1)
Proceeds from sales of current available-for-sale financial assets	20	9

Net cash provided by (used in) investing activities — continuing operations	(581)	(1,457)
Net cash provided by (used in) investing activities — discontinued operations	(51)	(129)

Net cash provided by (used in) investing activities — continuing and discontinued operations	(632)	(1,586)
Cash flows from financing activities
Purchase of common stock	(1,219)	—
Proceeds (payments) relating to other transactions with owners	(4)	(1)
Repayment of long-term debt (including current maturities of long-term debt)	(8)	(2,208)
Change in short-term debt and other financing activities	(21)	1,187

Interest paid	(123)	(169)
Dividends paid to non-controlling interest holders	(42)	(25)
Financing discontinued operations (3)	24	(378)

Net cash provided by (used in) financing activities — continuing operations	(1,394)	(1,592)
Net cash provided by (used in) financing activities — discontinued operations	(30)	333

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,424)	(1,259)
Effect of exchange rates on cash and cash equivalents	(43)	70
Net increase (decrease) in cash and cash equivalents	(3,075)	(3,494)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	7,875	9,018
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	52	41

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	7,823	8,977

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011 and as of September 30, 2012

(in millions of €)

	Orders (1)		External revenue		Intersegment revenue		Total revenue		Profit (2)		Assets (3)		Free cash flow (4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments (5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	12/31/12	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	7,120	7,166	6,222	6,078	63	52	6,285	6,130	567	507	2,427	1,020	(792)	154	73	95	127	107
Healthcare	3,286	3,284	3,246	3,140	5	11	3,252	3,152	503	364	11,848	11,757	225	(156)	52	98	162	205
Industry	4,509	4,901	4,265	4,345	369	358	4,633	4,702	500	556	7,317	7,014	184	78	61	76	149	137
Infrastructure & Cities	4,364	4,679	3,983	3,881	158	174	4,141	4,055	128	200	4,487	4,012	(366)	(147)	49	53	68	64

Total Sectors	19,280	20,029	17,715	17,444	595	595	18,310	18,039	1,698	1,627	26,079	23,803	(750)	(71)	234	321	505	514
Equity Investments	—	—	—	—	—	—	—	—	135	75	2,801	2,715	—	2	—	—	—	—
Financial Services (SFS)	203	197	192	176	12	21	203	197	117	199	17,388	17,405	95	55	43	6	58	59
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	67	72	64	75	3	2	67	78	1	—	(408)	(448)	(17)	(14)	—	1	1	1
Siemens Real Estate (SRE)	600	554	75	83	525	484	600	567	45	5	4,910	5,018	(93)	(80)	87	82	65	68
Corporate items and pensions	126	136	82	78	45	43	126	121	(166)	(166)	(11,390)	(11,693)	(435)	(426)	15	32	18	15
Eliminations, Corporate Treasury and other reconciling items	(1,135)	(1,195)	—	—	(1,179)	(1,146)	(1,179)	(1,146)	20	39	65,598	71,450	(235)	(423)	—	—	(9)	(11)

Siemens	19,141	19,792	18,128	17,856	—	—	18,128	17,856	1,850	1,780	104,977	108,251	(1,435)	(956)	378	442	638	647

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Ac- tual	Adj- usted(2)	Cur- rency	Port- folio			Ac- tual	Adj- usted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	7,120	7,166	(1)%	(3)%	1%	1%	6,285	6,130	3%	0%	2%	1%	567	507	12%	9.0%	8.3%
therein: Fossil Power Generation	3,239	2,742	18%	16%	2%	0%	2,582	2,612	(1)%	(3)%	2%	1%	507	580	(13)%	19.6%	22.2%
Wind Power	1,162	1,541	(25)%	(25)%	0%	0%	1,137	896	27%	23%	4%	0%	52	(26)	—	4.6%	(2.9)%
Oil & Gas	1,404	1,422	(1)%	(7)%	2%	4%	1,252	1,239	1%	(5)%	3%	3%	25	90	(73)%	2.0%	7.3%
Power Transmission	1,386	1,553	(11)%	(12)%	1%	0%	1,384	1,465	(6)%	(7)%	1%	0%	(16)	(145)	89%	(1.2)%	(9.9)%
Healthcare Sector	3,286	3,284	0%	(1)%	2%	0%	3,252	3,152	3%	1%	2%	0%	503	364	38%	15.5%	11.6%
therein: Diagnostics	961	927	4%	2%	2%	0%	961	925	4%	2%	2%	0%	111	67	65%	11.6%	7.3%
Industry Sector	4,509	4,901	(8)%	(9)%	1%	0%	4,633	4,702	(1)%	(3)%	1%	0%	500	556	(10)%	10.8%	11.8%
therein: Industry Automation	2,182	2,452	(11)%	(12)%	1%	0%	2,218	2,249	(1)%	(3)%	1%	0%	307	323	(5)%	13.9%	14.3%
Drive Technologies	2,253	2,297	(2)%	(3)%	1%	0%	2,092	2,161	(3)%	(5)%	1%	0%	169	194	(13)%	8.1%	9.0%
Infrastructure & Cities Sector	4,364	4,679	(7)%	(9)%	2%	0%	4,141	4,055	2%	0%	2%	0%	128	200	(36)%	3.1%	4.9%
therein: Transportation & Logistics	1,357	1,937	(30)%	(31)%	1%	0%	1,370	1,399	(2)%	(3)%	1%	0%	(54)	27	—	(3.9)%	1.9%
Power Grid Solutions & Products	1,709	1,496	14%	12%	2%	0%	1,435	1,353	6%	4%	2%	0%	100	82	22%	6.9%	6.0%
Building Technologies	1,367	1,353	1%	(1)%	2%	0%	1,402	1,370	2%	0%	2%	0%	92	85	9%	6.6%	6.2%

Total Sectors	19,280	20,029	(4)%	(6)%	1%	0%	18,310	18,039	2%	(1)%	2%	0%	1,698	1,627	4%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the first three months of fiscal 2013 and 2012 ended December 31, 2012 and 2011

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expense), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	567	507	21	29	(9)	77	554	401	27	20	100	87	681	508	10.8%	8.3%
therein: Fossil Power Generation	507	580	14	15	(5)	80	497	485	5	6	33	31	536	521
Wind Power	52	(26)	(3)	1	(1)	(3)	56	(23)	6	5	21	19	83	—
Oil & Gas	25	90	—	—	(1)	(1)	25	91	12	7	19	15	57	114
Power Transmission	(16)	(145)	5	9	(2)	1	(19)	(154)	3	3	26	21	10	(130)
Healthcare Sector	503	364	2	2	—	(10)	501	372	83	113	79	92	663	577	20.4%	18.3%
therein: Diagnostics	111	67	—	—	3	1	108	66	51	80	53	55	212	201
Industry Sector	500	556	2	2	(3)	(4)	501	557	67	64	82	73	650	694	14.0%	14.8%
therein: Industry Automation	307	323	—	1	(1)	(1)	308	323	53	49	34	30	395	402
Drive Technologies	169	194	2	1	(1)	(1)	168	194	12	12	45	40	226	246
Infrastructure & Cities Sector	128	200	12	5	(17)	(5)	133	199	29	27	39	38	201	264	4.8%	6.5%
therein: Transportation & Logistics	(54)	27	9	2	(2)	(4)	(61)	28	3	3	10	10	(48)	42
Power Grid Solutions & Products	100	82	2	3	(1)	(1)	98	80	9	9	17	16	124	104
Building Technologies	92	85	—	—	(1)	(1)	93	85	16	15	11	12	121	112
Total Sectors	1,698	1,627	37	39	(28)	59	1,689	1,529	205	224	300	290	2,194	2,043

Equity Investments	135	75	133	74	2	2	—	—	—	—	—	—	—	—
Financial Services (SFS)	117	199	25	95	110	106	(18)	(1)	1	2	57	58	41	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	1	—	1	2	—	—	1	(2)	1	1	—	—	2	(1)
Siemens Real Estate (SRE)	45	5	—	—	(28)	(30)	73	35	—	—	65	68	138	103
Corporate items and pensions	(166)	(166)	—	—	(78)	(116)	(87)	(50)	4	3	13	12	(70)	(35)
Eliminations, Corporate Treasury and other reconciling items	20	39	(1)	(4)	32	73	(11)	(30)	—	—	(9)	(11)	(20)	(41)

Siemens	1,850	1,780	194	205	9	94	1,647	1,480	212	230	426	417	2,285	2,127

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million in the current period and €— million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 23, 2013	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling